

New York Stock Exchange
11 Wall Street
New York, NY 10005

June 3, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Listed Funds Trust, under the Exchange Act of 1934.

- Innovation α® United States ETF
- Innovation α® Global ETF
- Innovation α® Trade War ETF

Sincerely,